File No. 70-______



                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549




                                    FORM U-1



                           APPLICATION OR DECLARATION

                                    under the

                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                                      * * *


                        OHIO VALLEY ELECTRIC CORPORATION
              3932 U.S. Route 23, P.O. Box 468, Piketon, Ohio 45661
              -----------------------------------------------------
                   (Name of company filing this statement and
                    addresses of principal executive offices)

                                      * * *

                      AMERICAN ELECTRIC POWER COMPANY, INC.
                     1 Riverside Plaza, Columbus, Ohio 43215
                     (Name of top registered holding company
                     parent of each applicant or declarant)

                                      * * *

                         Geoffrey. S. Chatas, Treasurer
                   AMERICAN ELECTRIC POWER SERVICE CORPORATION
                     1 Riverside Plaza, Columbus, Ohio 43215


                        Jeffrey D. Cross, General Counsel
                   AMERICAN ELECTRIC POWER SERVICE CORPORATION
                     1 Riverside Plaza, Columbus, Ohio 43215
                   (Names and addresses of agents for service)


      Ohio Valley Electric Corporation ("OVEC"), an electric public utility subsidiary of American Electric Power Company, Inc. ("AEP"), a holding company registered under the Public Utility Holding Company Act of 1935 ("1935 Act") hereby files this Application-Declaration on Form U-1 with the Securities and Exchange Commission (the "Commission").

ITEM 1.     DESCRIPTION OF PROPOSED TRANSACTIONS

            A. Background and Requested Authority

            Under the Commission's orders dated December 28, 1994 (HCAR No. 35-26203), December 12, 1996 (HCAR No. 35-26624), March 4, 1998 (HCAR No.
35-26835) and December 6, 1999 (HCAR No. 35-27109) in File No. 70-8527, OVEC was
authorized to incur short-term indebtedness through the issuance and sale of notes to banks or other financial institutions in an aggregate amount not to exceed $100,000,000 outstanding at any one time, from time to time through December 31, 2003, as funds may be required, provided that no such notes shall mature later than June 30, 2004. OVEC hereby requests that said authorization be increased to an aggregate amount not to exceed $200,000,000 outstanding at any one time, from time to time through December 31, 2006, as funds may be required, provided that no such notes shall mature later than June 30, 2007.

            The operation of OVEC's generating stations requires the storage of substantial quantities of coal to ensure the availability of power to its customers. OVEC has used short-term debt to finance the coal inventory at its generating stations. OVEC also uses short-term debt for the purchase of SO2 allowances, material and supplies inventory, interim financing of capital improvements (including pollution control equipment) pending the issuance of long-term debt, and for cash management to pay general obligations.

            Notes will mature not more than 365/366 days after the date of issuance or renewal thereof; provided that no note will mature later than June 30, 2007. Notes will be offered at terms consistent with those of similar companies. Any such credit arrangements may require payment of a fee that is not greater than 1/2 of 1% for commitment fees. Any other line of credit fees will be consistent with fees paid for like transactions.

            The proceeds of the short-term debt incurred by OVEC will be added to its general funds and used to pay its general obligations and for other corporate purposes.

            Certificates of notification pursuant to rule 24 would continue to be filed quarterly when there are outstanding borrowings in any quarter.

            B. Compliance with Rule 54

            The proposed transaction is also subject to Rule 54. Rule 54 provides that, in determining whether to approve the issue or sale of any securities for purposes other than the acquisition of any "exempt wholesale generator" ("EWG") or "foreign utility company" ("FUCO") or other transactions unrelated to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of subsidiaries of a registered holding company that are EWGs or FUCOs if the requirements of Rule 53(a), (b) and (c) are satisfied. Under Rule 53(a), the Commission shall not make certain specified findings under Sections 7 and 12 in connection with a proposal by a holding company to issue securities for the purpose of acquiring the securities of or other interest in an EWG, or to guarantee the securities of an EWG, if each of the conditions in paragraphs (a)(1) through (a)(4) thereof are met, provided that none of the conditions specified in paragraphs (b)(1) through (b)(3) of Rule 53 exists.

            AEP consummated the merger with Central and South West Corporation, now AEP Utilities, Inc. ("CSW"), on June 15, 2000 pursuant to an order dated June 14, 2000 (HCAR No. 27186), which further authorized AEP to invest up to 100% of its consolidated retained earnings, with consolidated retained earnings to be calculated on the basis of the combined consolidated retained earnings of AEP and CSW (the "Rule 53(c) Order").

            AEP currently meets all of the conditions of Rule 53(a), except for clause (1). At March 31, 2003, AEP's "aggregate investment", as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $1.766 billion, or about 70.1% of AEP's "consolidated retained earnings", also as defined in Rule 53(a)(1), for the four quarters ended March 31, 2003 ($2.519 billion). With respect to Rule 53(a)(1), however, the Commission has determined that AEP's financing of investments in EWGs and FUCOs in an amount greater than the amount that would otherwise be allowed by Rule 53(a)(1) would not have either of the adverse effects set forth in Rule 53(c). See the Rule 53(c) Order.

            AEP has complied and will continue to comply with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of operating company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the 1935 Act to retail rate regulatory commissions. Further, none of the circumstances described in Rule 53(b)(1) or (3) has occurred or is continuing.

            The circumstances described in Rule 53(b)(2) have occurred. As a result of the recording of a loss with respect to impairment charges, AEP's consolidated retained earnings declined for the period ending March 31, 2003. The average consolidated retained earnings of AEP for the four quarterly periods ended March 31, 2003 was $2.519 billion, or a decrease of approximately 23.9% from the company's average consolidated retained earnings for the four quarterly periods ended March 31, 2002 of $3.308 billion. AEP's "aggregate investment" in EWGs and FUCOs as of March 31, 2003 exceeded 2% of the total capital invested in utility operations.

            If the effect of the capitalization and earnings of EWGs and FUCOs in which AEP has an ownership interest upon the AEP holding company system were considered, there would be no basis for the Commission to withhold or deny approval for the proposal made in this Application-Declaration. The action requested in the instant filing would not, by itself, or even considered in conjunction with the effect of the capitalization and earnings of AEP's EWGs and FUCOs, have a material adverse effect on the financial integrity of the AEP system, or an adverse impact on AEP's public-utility subsidiaries, their customers, or the ability of State commissions to protect such public-utility customers. The Rule 53(c) Order was predicated, in part, upon an assessment of AEP's overall financial condition which took into account, among other factors, AEP's consolidated capitalization ratio and the growth trend in AEP's retained earnings.

            As of December 31, 1999, the most recent period for which financial statement information was evaluated in the 53(c) Order, AEP's consolidated capitalization (including CSW on a pro forma basis) consisted of 37.3% common and preferred equity, 61.3% debt and $335 million principal amount of certain subsidiary obligated mandatorily redeemable preferred securities of subsidiary trusts holding solely junior subordinated debentures of such subsidiaries ("Trust Preferred Securities") representing 1.4%.

            As of March 31, 2003, AEP's consolidated capitalization consisted of 55.2% debt, 38.3% common and preferred equity (consisting of 394,993,420 shares of common stock representing 37.7%, $376 million principal amount of equity units representing 1.7% and $144 million principal amount of preferred stock representing 0.6%), $321 million principal amount of Trust Preferred Securities representing 1.4% and $759 million minority interest in finance subsidiary representing 3.4%.

            AEP respectfully submits that the requirements of Rule 53(c) are met. The requested authority will not have a substantial adverse impact upon the financial integrity of AEP or its Utility Subsidiaries.

            None of AEP's utility subsidiaries or their customers will be adversely impacted by the requested relief.

            The ratio of common equity to total capitalization, net of securitization debt, of each of the utility subsidiaries will continue to be maintained at not less than 30%. In addition, each of the utility subsidiaries is subject to regulation by one or more state commissions that are able to protect utility customers within their respective states.

            Since the date of the Rule 53(c) Order, there has been a reduction in AEP's consolidated equity capitalization ratio; however, it remains within acceptable ranges and limits of rating agencies for strong investment grade corporate credit ratings. In addition, the utility subsidiaries, which will have a significant influence on the determination of the AEP corporate rating, continue to show strong financial statistics as measured by the rating agencies.

            As of December 31, 1999, Standard and Poor's rating of secured debt for AEP's utility subsidiaries was as follows: Appalachian Power Company, A; Columbus Southern Power Company, A-; Indiana Michigan Power Company, A-; Kentucky Power Company, A; and Ohio Power Company, A-. As of December 31, 1999, Standard and Poor's rating of secured debt for CSW's Utility Subsidiaries was as follows: AEP Texas Central Company (formerly Central Power and Light Company), A; Public Service Company of Oklahoma, AA-; Southwestern Electric Power Company, AA-; and AEP Texas North Company (formerly West Texas Utilities Company). OVEC has no debt rating.

            As of March 31, 2003, Standard and Poor's rating of secured debt for AEP's Utility subsidiaries was as follows: Appalachian Power Company, BBB; Columbus Southern Power Company, BBB; Indiana Michigan Power Company, BBB; Kentucky Power Company, BBB and Ohio Power Company, BBB. As of March 31, 2003, Standard and Poor's rating of secured debt for CSW's Utility Subsidiaries was as follows: AEP Texas Central Company, BBB; Public Service Company of Oklahoma, BBB; Southwestern Electric Power Company, BBB; and AEP Texas North Company, BBB.

ITEM 2.     FEES, COMMISSIONS AND EXPENSES

            The fees, commissions and expenses incurred or expected to be incurred in connection with the transactions proposed in the Post-Effective Amendment are estimated not to exceed $2,000.

ITEM 3.     APPLICABLE STATUTORY PROVISIONS

            Sections 6(a) and 7 are or may be applicable to the proposed transactions. To the extent any other sections of the Act or rules thereunder may be applicable to the proposed transactions, the Applicants hereby request appropriate orders thereunder.

ITEM 4.     REGULATORY APPROVAL

            No state regulatory authority and no federal regulatory authority, other than the Commission under the Act, has jurisdiction over the proposed transactions.

ITEM 5.     PROCEDURE

            The Commission is requested to publish a notice under Rule 23 with respect to the filing of this Application-Declaration as soon as practicable. The Applicant requests that the Commission's order be issued as soon as practicable after the notice period and in any event not later than November 30, 2003. The Applicant further requests that there should not be a 30-day waiting period between issuance of the Commission's order and the date on which the order is to become effective, hereby waives a recommended decision by a hearing officer or any other responsible officer of the Commission, and consents to the assistance of the Division of Investment Management in the preparation of the Commission's decision and/or order, unless the Division of Investment Management opposes the matters proposed herein.

ITEM 6.     EXHIBITS AND FINANCIAL STATEMENTS

            A.    Exhibits.
                  F     -     Form of Opinion of Counsel (to be filed by
                              amendment)
                  G     -     Form of Federal Register Notice

            B.    Financial Statements.
                  Balance Sheet as of June 30, 2003 and Statements Of Income and Retained Earnings for the 12 months ended June 30, 2003 of OVEC and its subsidiaries consolidated.

ITEM 7.     INFORMATION AS TO ENVIRONMENTAL EFFECTS

            None of the matters that are the subject of this Application-Declaration involves a "major federal action" nor do such matters "significantly affect the quality of the human environment" as those terms are used in section 102(2)(C) of the National Environmental Policy Act. The transaction that is the subject of this Application-Declaration will not result in changes in the operation of the Applicant that will have an impact on the environment. The Applicant is not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transaction that is the subject of this Application-Declaration.

                                   SIGNATURES

      Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Application-Declaration to be signed on its behalf by the undersigned thereunto duly authorized.

                        OHIO VALLEY ELECTRIC CORPORATION


                              By:_/s/ David L. Hart_______
                                 Vice President


Dated: August 21, 2003



                                                                      Exhibit G

                            UNITED STATES OF AMERICA
                                   before the
                       SECURITIES AND EXCHANGE COMMISSION


PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
Release No.                                     /October ___, 2003



In the Matter of
OHIO VALLEY ELECTRIC CORPORATION
1 Riverside Plaza
Columbus, OH  43215

(70-    )


NOTICE IS HEREBY GIVEN that Ohio Valley Electric Corporation, an Ohio corporation ("OVEC"), and an electric public utility subsidiary of American Electric Power Company, Inc. ("AEP"), a holding company registered under the Public Utility Holding Company Act of 1935, as amended (the "Act"), has filed a Form U-1 Application or Declaration with this Commission pursuant to Sections 6(a) and 7 of the Act for authorization to incur short-term indebtedness through the issuance and sale of notes to banks or other financial institutions in an aggregate amount not to exceed $200,000,000 outstanding at any one time, from time to time through December 31, 2006, as funds may be required, provided that no such notes shall mature later than June 30, 2007.

OVEC has used short-term debt to finance the coal inventory at its generating stations, for the purchase of SO2 allowances, material and supplies inventory, interim financing of capital improvements (including pollution control equipment) pending the issuance of long-term debt, and for cash management to pay general obligations.

It is stated that no other state commission and no federal commission, other than this Commission, has jurisdiction over the proposed transaction.

The Application or Declaration and any amendments thereto are available for public inspection through the Commission's Office of Public Reference. Interested persons wishing to comment or request a hearing should submit their views in writing by October __, 2003 to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the applicant or declarant at the address specified above. Proof of service (by affidavit or, in case of any attorney at law, by certificate) should be filed with the request. Any request for a hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing if ordered, and will receive a copy of any notice or Order issued in this matter. After said date, the Application or Declaration, as filed or as it may be amended, may be permitted to become effective.

For the Commission, by the Office of Public Utility Regulation, pursuant to delegated authority.


                                    Jonathan G. Katz
                                    Secretary

OHIO VALLEY ELECTRIC CORPORATION
AND SUBSIDIARY COMPANY

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2002 AND 2001


                                                      2002            2001
                                                --------------------------------
                                                --------------------------------
ASSETS

ELECTRIC PLANT, at original cost                $   733,458,564 $   732,220,661
   Less-accumulated provisions for
    depreciation                                    719,057,183     690,616,874
                                                --------------- ---------------
                                                     14,401,381      41,603,787
   Construction in progress                         305,325,804      77,712,295
                                                --------------- ---------------
      Total electric plant                          319,727,185     119,316,082

CURRENT ASSETS:
   Cash and cash equivalents                         11,104,401      13,804,743
   Investments held by trustee                                      194,735,415
   Accounts receivable                               25,259,245      17,617,279
   Fuel in storage, at average cost                  42,944,974      26,541,969
   Materials and supplies, at average cost           16,100,098      17,067,967
   Property taxes applicable to future years          1,290,000       1,332,000
   SO2 emission allowances                            1,333,267       1,454,647
   Prepaid expenses and other                         3,148,777         951,043
                                                --------------- ---------------
      Total current assets                          101,180,762     273,505,063

REGULATORY ASSETS:
   Income taxes billable to customers
   Unrecognized pension benefits                      5,272,803       6,923,887
   Unrecognized postemployment benefits               1,948,088       2,220,398
   Deferred depreciation                                735,135       3,477,047
   Other                                                513,828         512,744
                                                --------------- ---------------
      Total regulatory assets                         8,469,854      13,134,076

DEFERRED CHARGES AND OTHER:
   Unamortized debt expense                           8,229,977      10,951,991
   Deferred termination charges:
    Postretirement benefits                          57,126,436      48,438,376
    Other                                               777,825       7,741,288
   Future federal income tax benefits                73,734,802      81,172,941
   SO2 emission allowances                               18,411         819,174
                                                --------------- ---------------
      Total deferred charges                        139,887,481     149,123,770
                                                --------------- ---------------

TOTAL ASSETS                                    $   569,265,282 $   555,078,991
                                                =============== ===============

See notes to financial statements.

                                                      2002            2001
                                                --------------------------------
                                                --------------------------------
CAPITALIZATION AND LIABILITIES

CAPITALIZATION:
   Common stock, $100 par value-
    Authorized, 300,000 shares;
     outstanding, 100,000 shares                     10,000,000      10,000,000
   Senior secured notes                             305,000,000     332,734,040
   Retained earnings                                  1,887,383       1,919,826
                                                --------------- ---------------
      Total capitalization                          316,887,383     344,653,866

CURRENT LIABILITIES:
   Line of credit borrowings                         10,000,000
   Current portion of long-term debt                 27,734,040       8,368,960
   Accounts payable                                  37,426,384      39,477,395
   Deferred revenue-advances for construction        20,787,102       3,209,290
   Accrued taxes                                      6,222,112       6,054,373
   Accrued federal income taxes                      10,779,312       3,308,212
   Accrued interest and other                        14,375,065       6,020,966
                                                --------------- ---------------
      Total current liabilities                     127,324,015      66,439,196

COMMITMENTS AND CONTINGENCIES

REGULATORY LIABILITIES:
   Investment tax credits                            10,610,318      10,610,318
   Net antitrust settlement                           4,111,809       4,111,810
   Income taxes refundable to customers              45,287,730      71,309,502
   Other                                                696,700         371,638
                                                --------------- ---------------
      Total regulatory liabilities                   60,706,557      86,403,268

DEFERRED CREDITS AND OTHER:
   Accrued pension liability                          5,272,803       6,923,887
   Postretirement benefits obligation                57,126,436      48,438,376
   Postemployment benefits obligation                 1,948,088       2,220,398
                                                --------------- ---------------
      Total deferred credits                         64,347,327      57,582,661
                                                --------------- ---------------

TOTAL CAPITALIZATION AND LIABILITIES            $   569,265,282 $   555,078,991
                                                =============== ===============

See notes to financial statements.

OHIO VALLEY ELECTRIC CORPORATION
AND SUBSIDIARY COMPANY

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

                                                      2002            2001
                                                --------------------------------
                                                --------------------------------
OPERATING REVENUES:
   Sales of electric energy to:
    Department of Energy                        $    10,066,208 $    44,699,780
    Sponsoring Companies                            351,900,224     272,544,793
   Other                                                481,267         953,911
                                                --------------- ---------------
      Total operating revenues                      362,447,699     318,198,487

OPERATING EXPENSES:
   Fuel consumed in operation                       181,911,382     183,623,444
   Purchased power                                   10,070,328       6,012,509
   Other operation                                   52,252,159      42,540,081
   Maintenance                                       44,318,061      39,231,984
   Depreciation                                      40,492,401      31,796,704
   Taxes, other than federal income taxes             7,774,555       7,427,698
   Federal income taxes                                 818,082         657,066
                                                 -------------- ---------------
      Total operating expenses                      337,636,968     311,289,486

OPERATING INCOME                                     24,810,731       6,909,001

OTHER INCOME                                          1,463,140         302,342
                                                --------------- ---------------

Income before interest charges                       26,273,871       7,211,343

INTEREST CHARGES:
   Amortization of debt expense                       2,735,308         137,496
   Interest expense, net                             21,471,006       4,887,340
                                                --------------- ---------------
      Total interest charges                         24,206,314       5,024,836

NET INCOME                                            2,067,557       2,186,507

RETAINED EARNINGS, beginning of year                  1,919,826       1,933,319

CASH DIVIDENDS ON COMMON STOCK                       (2,100,000)     (2,200,000)
                                                --------------- ---------------

RETAINED EARNINGS, end of year                  $     1,887,383 $     1,919,826
                                                =============== ===============

See notes to financial statements.

                        OHIO VALLEY ELECTRIC CORPORATION
                             AND SUBSIDIARY COMPANY
                   CONSOLIDATING BALANCE SHEET - JUNE 30, 2003
                                    UNAUDITED

                                                                                                                      Indiana-
                                                                                                Ohio Valley           Kentucky
                                                                          Eliminations           Electric             Electric
                 ASSETS                             Consolidated            (Deduct)            Corporation          Corporation
                                                   ---------------      ----------------      ---------------       -------------

 ELECTRIC PLANT-at original cost-               $   734,467,558.08    $        -            $   313,101,312.65   $   421,366,245.43
   Less - Accumulated provisions for
     depreciation and amortization                  729,218,523.84             -                310,999,653.52       418,218,870.32
                                                ------------------    ------------------    ------------------   ------------------
     Total Plant                                      5,249,034.24             -                  2,101,659.13         3,147,375.11
   Construction work in progress                    377,343,013.70             -                199,253,510.94       178,089,502.76
                                                ------------------    ------------------    ------------------   ------------------
     Net Plant In Service                           382,592,047.94             -                201,355,170.07       181,236,877.87
                                                ------------------    ------------------    ------------------   ------------------
 INVESTMENTS AND OTHER:
   Investment in subsidiary company                       -               (3,400,000.00)          3,400,000.00              -
   Advances to subsidiary company                         -             (158,332,907.35)        158,332,907.35              -
                                                ------------------    ------------------    ------------------   ------------------
     Total Investments And Other                          -             (161,732,907.35)        161,732,907.35              -

 CURRENT ASSETS:
   Cash and cash equivalents                          5,409,294.55             -                  5,391,407.55            17,887.00
   Accounts receivable                               17,267,396.23       (15,668,722.52)         32,884,948.90            51,169.85
   Coal in storage, at average cost                  38,855,300.08             -                 14,679,657.50        24,175,642.58
   Materials and supplies, at average cost           16,389,545.14             -                  9,035,884.93         7,353,660.21
   Property taxes applicable to
       subsequent years                                 645,000.00             -                    645,000.00              -
   SO2 allowances                                     1,066,070.65             -                  1,066,070.65              -
   Prepaid expenses and other                         1,232,317.55             -                    927,695.55           304,622.00
                                                ------------------    ------------------    ------------------   ------------------
     Total Current Assets
                                                     80,864,924.20       (15,668,722.52)         64,630,665.08        31,902,981.64
                                                ------------------    ------------------    ------------------   ------------------
 DEFERRED CHARGES AND OTHER:
   Unamortized debt expense                           7,222,760.48             -                  7,222,760.48              -
   Unrecognized postretirement
       benefits expense                              57,126,436.00             -                 29,897,221.00        27,229,215.00
   Unrecognized postemployment
       benefits expense                               1,948,088.00             -                    871,834.00         1,076,254.00
   Future federal income tax benefits                73,734,801.60             -                  9,345,695.69        64,389,105.91
   Unrecognized pension expense                       5,272,803.00             -                  2,818,840.00         2,453,963.00
                                                ------------------    ------------------    ------------------   ------------------
     Total Deferred Charges                         145,304,889.08             -                 50,156,351.17        95,148,537.91
                                                ------------------    ------------------    ------------------   ------------------

 TOTAL ASSETS                                   $   608,761,861.22    $ (177,401,629.87)    $   477,875,093.67   $   308,288,397.42
                                                ==================    ==================    ==================   ==================

                        OHIO VALLEY ELECTRIC CORPORATION
                             AND SUBSIDIARY COMPANY
                   CONSOLIDATING BALANCE SHEET - JUNE 30, 2003
                                    UNAUDITED

                                                                                                                      Indiana-
                                                                                                Ohio Valley           Kentucky
                                                                          Eliminations           Electric             Electric
   CAPITALIZATION AND LIABILITIES                   Consolidated            (Deduct)            Corporation          Corporation
                                                   --------------       ----------------      ---------------       -------------

 CAPITALIZATION:
   Common stock, $100 par value-
     Authorized, 300,000 shares;
       outstanding, 100,000 shares              $    10,000,000.00    $        -            $    10,000,000.00   $          -
   Common stock, without par value,
     stated at $200 per share-
       Authorized, 100,000 shares;
        outstanding, 17,000 shares                        -               (3,400,000.00)                -              3,400,000.00
   Senior secured notes-SCR                         305,000,000.00             -                305,000,000.00              -
   Retained earnings                                  2,185,253.82             -                  2,185,253.82              -
                                                ------------------    ------------------    ------------------   ------------------
     Total Capitalization                           317,185,253.82        (3,400,000.00)        317,185,253.82         3,400,000.00

 CURRENT LIABILITIES:
   Lines-of-credit borrowings                       100,000,000.00             -                100,000,000.00              -
   Accounts payable                                  15,363,346.83       (15,668,722.52)          6,119,832.23        24,912,237.12
   Accrued taxes                                      5,008,000.24             -                  1,845,271.35         3,162,728.89
   Accrued federal income taxes                       1,093,804.78             -                  1,093,804.78              -
   Accrued interest and other                        14,519,621.68             -                 10,956,442.18         3,563,179.50
                                                ------------------    ------------------    ------------------   ------------------

    Total Current Liabilities                       135,984,773.53       (15,668,722.52)        120,015,350.54        31,638,145.51
                                                ------------------    ------------------    ------------------   ------------------
 DEFERRED CREDITS:
   Investment tax credits                            10,610,317.91             -                 10,610,317.91              -
   Accrued pension liability                          5,272,803.00             -                  2,818,840.00         2,453,963.00
   Advances from parent company                           -             (158,332,907.35)               -             158,332,907.35
   Advances from Sponsors for construction           29,558,396.56             -                 12,965,599.19        16,592,797.37
   Net antitrust settlement                           4,111,809.45             -                  1,517,347.62         2,594,461.83
   Deferred credit - tax benefits                    45,931,751.17             -                (18,457,354.74)       64,389,105.91
   Postretirement benefits obligation                57,126,436.00             -                 29,897,221.00        27,229,215.00
   Postemployment benefits obligation                 1,948,088.00             -                    871,834.00         1,076,254.00
   Deferred credit - SO2 allowances                   1,032,231.78             -                    450,684.33           581,547.45
                                                ------------------    ------------------    ------------------   ------------------
    Total Deferred Credits                          155,591,833.87      (158,332,907.35)         40,674,489.31       273,250,251.91
                                                ------------------    ------------------    ------------------   ------------------
 TOTAL CAPITALIZATION AND LIABILITIES           $   608,761,861.22    $ (177,401,629.87)    $   477,875,093.67   $   308,288,397.42
                                                ==================    ==================    ==================   ==================


                        OHIO VALLEY ELECTRIC CORPORATION
                             AND SUBSIDIARY COMPANY
             CONSOLIDATING STATEMENT OF INCOME AND RETAINED EARNINGS
                               YEAR TO DATE AS OF
                                  JUNE 30, 2003
                                    UNAUDITED

                                                                                                                      Indiana-
                                                                                                Ohio Valley           Kentucky
                                                                          Eliminations           Electric             Electric
                                                    Consolidated            (Deduct)            Corporation          Corporation
                                                   ---------------      ----------------      ---------------       ---------------
 OPERATING REVENUES:
   Sales of electric energy to:
     Department of Energy                       $     5,286,495.00    $        -            $     5,286,495.00   $          -
     Ohio Valley Electric Corp.                            -             (87,389,754.23)               -              87,389,754.23
     Sponsoring Companies                           180,978,449.07             -                180,978,449.07              -
   Other                                                233,597.38             -                    200,111.38            33,486.00
                                                ------------------    ------------------    ------------------   ------------------
     Total Operating Revenues                       186,498,541.45       (87,389,754.23)        186,465,055.45        87,423,240.23
                                                ------------------    ------------------    ------------------   ------------------
 OPERATING EXPENSES:
   Fuel consumed in operation                        89,780,695.42             -                 39,425,008.34        50,355,687.08
   Purchased power                                    5,613,291.29       (87,389,754.23)         93,003,045.52              -
   Other operation                                   23,390,902.45             -                 12,705,101.26        10,685,801.19
   Maintenance                                       26,046,498.30             -                 13,665,036.69        12,381,461.61
   Depreciation - capital improvements                5,982,642.84             -                  2,712,331.02         3,270,311.82
   Depreciation - coal switch                         7,561,098.62             -                       -               7,561,098.62
   Taxes, other than federal income taxes             4,842,609.15             -                  1,673,964.24         3,168,644.91
   Federal income taxes                               7,178,514.26             -                  7,178,514.26              -
                                                ------------------    ------------------    ------------------   ------------------
     Total Operating Expenses                       170,396,252.33       (87,389,754.23)        170,363,001.33        87,423,005.23
                                                ------------------    ------------------    ------------------   ------------------
     Operating Income (Loss)                         16,102,289.12             -                 16,102,054.12               235.00

 INTEREST INCOME AND OTHER                                2,181.96             -                      2,416.96              (235.00)
                                                ------------------    ------------------    ------------------   ------------------
     Income Before Interest Charges                  16,104,471.08             -                 16,104,471.08                 0.00

 INTEREST CHARGES
   Amortization of debt expense                       4,235,494.48             -                  4,235,494.48              -
   Interest expense                                  10,771,105.33             -                 10,771,105.33              -
                                                ------------------    ------------------    ------------------   ------------------
     Total Interest Charges                          15,006,599.81             -                 15,006,599.81              -

     Net income                                 $     1,097,871.27    $        -            $     1,097,871.27   $          -

 RETAINED EARNINGS, JAN. 1, 2003                      1,887,382.55             -                  1,887,382.55              -

 CASH DIVIDENDS ON COMMON STOCK                        (800,000.00)            -                   (800,000.00)             -
                                                ------------------    ------------------    ------------------   ------------------

 RETAINED EARNINGS, JUN. 30, 2003               $     2,185,253.82    $       -             $     2,185,253.82   $          -
                                                ==================    ==================    ==================   ==================
